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                         May 1, 2023

       James E. Besser
       Chief Executive Officer
       Modular Medical, Inc.
       10740 Thornmint Drive
       San Diego, California 92127

                                                        Re: Modular Medical,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2023
                                                            File No. 333-271413

       Dear James E. Besser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Lawrence Metelitsa,
Esq.